Exhibit 99.1
For Immediate Release

Press Contacts:
    Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com
Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Positioned as a Leading Vendor in 2015 Aite Group
Trade Surveillance and Monitoring Impact Report

NICE Actimize Holistic Trade Surveillance solutions include communication-monitoring capabilities as a key strength

NEW YORK – March 2, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that the company was positioned as a leading vendor in the Aite Group’s 2015 Impact Report, “Trade Surveillance and Monitoring Technology: An Expanding Landscape” for its offerings in Holistic Trade Surveillance and Communications Surveillance. Aite Group is an independent research and advisory firm focused on business, technology and regulatory issues and their impact on the financial services industry.

With more than a decade of experience in providing global compliance and regulatory solutions to financial institutions, NICE Actimize is already a market leader with respect to Tier-1 investment banks, according to the Aite report. Aite pointed out in the report that, “NICE Actimize offers broad coverage, from trade surveillance to suitability to AML and everything in between” and also notes that a key strength is its communication-monitoring capabilities. The combination of trade and communication surveillance provides a holistic view of the full trade life cycle, states the report.

According to Aite, the NICE Actimize Trade Surveillance solution, a full-service compliance offering for brokers, asset managers, and clearing firms, offers firm-level monitoring and market surveillance and serves as the solution for the life cycle of prohibited trading and related communications. Actimize Trade Surveillance has the ability to find relevant news events, use machine-readable data to get a sense of news, and then sweep trading activity to determine suspicious trading behavior.

NICE Actimize’s Communications Surveillance, which is available as an additional stand-alone product or via full integration with Trade Surveillance, includes voice, email, instant messaging, and social media monitoring. According to Aite, NICE Actimize is one of the very few vendors that provides integrated analysis of social media and unstructured data.

"A robust, integrated trade surveillance and monitoring capability is a necessity in today’s regulatory climate and, of particular note, is the demand for enhanced analytics functionality and expansion of coverage across all manner of asset classes and geographies,” said Danielle Tierney, research analyst, Aite Group LLC, author of the report. “NICE Actimize’s combination of trade and communications functionalities provides these benefits.”

“NICE Actimize’s approach to holistic surveillance provides a complete view of the full trade lifecycle. The ability to correlate physical actions and transactions, against actual conversations, provides an unparalleled understanding of events to compliance teams,” said Joe Friscia, President, NICE Actimize. "NICE Actimize remains committed to addressing the market’s changing requirements for trade surveillance and compliance solutions.”

Additional stand-alone solutions offered by NICE Actimize include: Employee Conflicts of Interest (ECOI) to prevent and monitor conflicts of interest relating to employee personal accounts; Control Room to help maintain an investment bank's "Chinese Wall" by identifying information breaches between an organization's investment banking and research divisions; and Sales Practices and Suitability to ensure sales compliance.

The Aite Group “Trade Surveillance and Monitoring Technology: An Expanding Landscape” Impact Report is based on data derived from comprehensive survey responses submitted by leading trade compliance vendors and analysis stemming from extensive interviews with leading vendors, customers, users of trade compliance platforms.

An excerpted copy of the Aite report is available, compliments of NICE Actimize, at www.niceactimize.com/2015aitereportTS.

About AiteGroup
Aite Group is an independent research and advisory firm focused on business, technology, and regulatory issues and their impact on the financial services industry. With expertise in banking, payments, wealth management, capital markets, and insurance, Aite Group's analysts deliver comprehensive, actionable advice to key market participants in financial services. Headquartered in Boston with a presence in Chicago, New York, San Francisco, London, and Milan, Aite Group works with its clients as a partner, advisor, and catalyst, challenging their basic assumptions and ensuring they remain at the forefront of industry trends.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.